                                  FORM U-7D/A

                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ________________________

                                                             FILE No. 32-445
                                                                     -------
                                                             AMENDMENT No. 2

    Amendment to Certificate Pursuant to Rule 7(d) on Form U-7D under Public Utility Holding Company Act of 1935

                   NATIONSBANK, N.A., successor by merger to
                   The Citizens and Southern National Bank,
                acting through its agent, The Bank of New York,
                 as Owner Trustee under Trust Agreement No. 3,
              dated December 30, 1985, as amended and supplemented,
                      with Chrysler Capital Corporation
                      (Name of company filing amendment)

    Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

                 NATIONSBANK, N.A., successor by merger to
                  The Citizens and Southern National Bank,
               acting through its agent, The Bank of New York,
                as Owner Trustee under Trust Agreement No. 3,
            dated December 30, 1985, as amended and supplemented,
                     with Chrysler Capital Corporation
                    100 Ashford Center North, Suite 520
                          Atlanta, Georgia 30338
            Attention: Stefan Victory, Corporate Trust Department

    The undersigned hereby amends the above document (which relates to a financing for OGLETHORPE POWER CORPORATION, as Lessee public-utility company, of an undivided interest in Plant Robert W. Scherer Unit No. 2) as indicated in the Annex attached hereto with respect to the following:

Items 2, 8, 8a., 9, 11, and Schedules A and B.

                                   SIGNATURE

    The company has caused this amendment to be duly signed on its behalf by its authorized officer in the City of New York and State of New York, on the 17th day of December, 1997.

Attest:             [Seal]          NationsBank, N.A., a national banking
                                    association and successor by merger to The
                                    Citizens and Southern National Bank, acting through its agent, The Bank of New York, a state banking corporation organized under the laws of the state of New York, as Owner
                                    Trustee under a Trust Agreement No. 3, dated
                                    December 30, 1985, as amended and
                                    supplemented, with Chrysler Capital
                                    Corporation and as successor to Wilmington
                                    Trust Company and William J. Wade, Original
                                    Owner Trustee and Co-Owner Trustee under said Trust Agreement


/s/ Howard L. Shellkopf             By /s/ Stefan Victory     Agent
------------------------------         -------------------------------------
 (Signature of Officer)                (Name)                (Title)



Agent                                  Stefan Victory
------------------------------         -------------------------------------
(Title)                                        (Type or print name)

                   SIGNATURE OF HOLDER OF BENEFICIAL INTEREST

    The holder of the beneficial interest in the Lease described above has caused this amendment to be duly signed on its behalf by its authorized officer as of the 17th day of December, 1997.

                                      CHRYSLER CAPITAL CORPORATION

                                      By: /s/ Richard G. Neptune
                                          ---------------------------------
                                          Name: Richard G. Neptune
                                          Title: Vice President

Attest:              [Seal]





By: /s/ Richard M. Cozart
    ----------------------------
    Name: Richard M. Cozart
    Title: Secretary

                                     ANNEX

    (Numbers hereto refer to the item-numbers as appeared in the Initial Filing on Form U-7D)

    2.   Date: The refinancing was on December 17, 1997.

    8. Basic Rent: As a result of a refinancing and an amendment to the lease on December 17, 1997, the aggregate basic rent during the basic term will be $98,699,188.41.

    8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on December 17, 1997, the periodic installments will be due on December 31st and June 30th of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

    9. Holders of Legal Title to Facility: NationsBank, N.A., as successor by merger to The Citizens and Southern National Bank, , as Owner Trustee under Trust Agreement No. 3, as amended and supplemented, dated December 30, 1985 and as successor in interest to all of the right, title and interest of Wilmington Trust Company and William J. Wade, as Original Owner Trustee and Co-Owner Trustee under said Trust Agreement No. 3, in and to the Facility (as described in Item 5) and under the Lease Agreement No. 3, as amended, referred to in the original filing of the certificate on Form U-7D.

         Address:
                  NationsBank, N.A, as successor by merger to
                    The Citizens and Southern National Bank,
                 acting through its agent, The Bank of New York
                  as Owner Trustee under Trust Agreement No. 3,
             dated December 30, 1985, as amended and supplemented,
                       with Chrysler Capital Corporation
                      100 Ashford Center North, Suite 520
                             Atlanta, Georgia 30338
                    Attention: Corporation Trust Department

    11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

         Amount Borrowed: As a result of a refinancing on December 17, 1997, OPC Scherer 1997 Funding Corporation A, a Delaware corporation, has made a loan (the "Refinancing Loan") to the Owner Trustee in the amount of $43,237,000.00, the proceeds of which were used to prepay the Refunding Lessor Note (as described in the Amendment No. 1 to Item 11 of the Original Filing of Form U-7D). The Refinancing Loan is evidenced by a Series 1997 Refunding Lessor Note.

         The interest rate on the Series 1997 Refunding Lessor Note is 6.974%;

         The number of Lenders: one

         Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal and interest payments to be made semiannually with respect to the Series 1997 Refunding Lessor Note on December 31st and June 30th of each year through and including June 30, 2009.

                                   SCHEDULE A



           RENT                                           PERCENTAGE OF
       PAYMENT DATE        RENT NUMBER     RENT AMOUNT    FACILITY COST
-----------------------  ---------------  --------------  ------------
June 30, 1998...........         1          3,405,854.35    4.3946508
December 31, 1998.......         2          3,182,392.80    4.1063133
June 30, 1999...........         3          2,105,745.47    2.7170909
December 31, 1999.......         4          4,247,424.83    5.4805482
June 30, 2000...........         5          2,055,100.66    2.6517428
December 31, 2000.......         6          4,298,071.56    5.5458988
June 30, 2001...........         7          2,004,109.07    2.5859472
December 31, 2001.......         8          4,349,075.47    5.6117103
June 30, 2002...........         9          1,950,901.33    2.5172920
December 31, 2002.......        10          4,405,986.92    5.6851444
June 30, 2003...........        11          1,231,024.19    1.5884183
December 31, 2003.......        12          5,123,067.42    6.6104096
June 30, 2004...........        13          1,014,542.65    1.3090873
December 31, 2004.......        14          5,339,183.94    6.8892696
June 30, 2005...........        15            863,764.77    1.1145352
December 31, 2005.......        16          5,489,764.77    7.0835674
June 30, 2006...........        17            748,456.15    0.9657499
December 31, 2006.......        18          5,575,191.46    7.1937954
June 30, 2007...........        19          6,011,895.75    7.7572848
December 31, 2007.......        20            339,777.20    0.4384222
June 30, 2008...........        21          6,230,733.28    8.0397075
December 31, 2008.......        22            134,579.10    0.1736505
June 30, 2009...........        23          3,987,354.11    5.1449730
December 31, 2009.......        24          2,387,686.79    3.0808862
June 30, 2010...........        25                  0.00    0.0000000
December 31, 2010.......        26          6,352,888.94    8.1972761
June 30, 2011...........        27                  0.00    0.0000000
December 31, 2011.......        28          6,352,888.94    8.1972761
June 30, 2012...........        29                  0.00    0.0000000
December 31, 2012.......        30          6,335,242.02    8.1745058
June 30, 2013...........        31          3,176.444.47    4.0986380
                                           -------------  -----------
TOTALS..................                   98,699,188.41  127.3537915

                                   SCHEDULE B

                           PRINCIPAL        INTEREST           TOTAL          PRINCIPAL
                            AMOUNT           AMOUNT            DEBT            AMOUNT
PAYMENT DATE                  DUE              DUE            SERVICE        OUTSTANDING
----------------------  ---------------  ---------------  ---------------  ---------------
June 30, 1998.........             0.00     1,616,561.77     1,616,561.77    43,237,000.00
December 31, 1998.....       549,000.00     1,507,674.19     2,056,674.19    42,688,000.00
June 30, 1999.........             0.00     1,488,530.56     1,488,530.56    42,688,000.00
December 31, 1999.....     2,250,000.00     1,488,530.56     3,738,530.56    40,438,000.00
June 30, 2000.........             0.00     1,410,073.06     1,410,073.06    40,438,000.00
December 31, 2000.....     2,355,000.00     1,410,073.06     3,765,073.06    38,083,000.00
June 30, 2001.........             0.00     1,327,954.21     1,327,954.21    38,083,000.00
December 31, 2001.....     2,463,000.00     1,327,954.21     3,790,954.21    35,620,000.00
June 30, 2002.........             0.00     1,242,069.40     1,242,069.40    35,620,000.00
December 31, 2002.....     2,579,000.00     1,242,069.40     3,821,069.40    33,041,000.00
June 30, 2003.........             0.00     1,152,139.67     1,152,139.67    33,041,000.00
December 31, 2003.....     3,946,000.00     1,152,139.67     5,098,139.67    29,095,000.00
June 30, 2004.........             0.00     1,014,542.65     1,014,542.65    29,095,000.00
December 31, 2004.....     4,324,000.00     1,014,542.65     5,338,542.65    24,771,000.00
June 30, 2005.........             0.00       863,764.77       863,764.77    24,771,000.00
December 31, 2005.....     4,626,000.00       863,764.77     5,489,764.77    20,145,000.00
June 30, 2006.........        46,000.00       702,456.15       748,456.15    20,099,000.00
December 31, 2006.....     4,874,000.00       700,852.13     5,574,852.13    15,225,000.00
June 30, 2007.........     5,481,000.00       530,895.75     6,011,895.75     9,744,000.00
December 31, 2007.....             0.00       339,773.28       339,773.28     9,744,000.00
June 30, 2008.........     5,891,000.00       339,773.28     6,230,773.28     3,853,000.00
December 31, 2008.....             0.00       134,354.11       134,354.11     3,853,000.00
June 30, 2009.........     3,853,000.00       134,354.11     3,987,354.11             0.00
                          -------------    -------------    -------------
TOTALS................    43,237,000.00    23,004,843.41    66,241,843.41

                                      B-1